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S40052
                       ENHANCED DEATH BENEFIT ENDORSEMENT


This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supersedes the section of the Contract entitled "Proceeds Payable On Death - Death Benefit Amount During The Accumulation Period."

                            PROCEEDS PAYABLE ON DEATH

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD: The death benefit payable will be the greater of 1 or 2, less any applicable Premium Tax.

1. The Contract Value, determined as of the end of the Valuation Period during which we received at the [Service Center] both due proof of death and an election of the payment method.

2.   The Guaranteed Minimum Death Benefit (GMDB) as defined below.



The GMDB is valued as of the date of the Contract Owner's death and is equal to the greater of A or B.

A.   5%-Annual-Increase Amount.

     On the Issue Date the 5%-Annual-Increase amount is set equal to the initial Purchase Payment.

     On  every   Valuation   Date  other  than  a   Contract   Anniversary   the
     5%-Annual-Increase amount is equal to the value on the Valuation Date immediately preceding it adjusted as follows:

1) Reduced by the percentage of any Contract Value withdrawn, including any Contingent Deferred Sales Charge.

2)   Increased by any additional Purchase Payments.


     On every Contract Anniversary the 5%-Annual-Increase amount is equal to the value on the Valuation Date immediately preceding it adjusted as follows:

1) Increased by a multiple of 1.05 if the Contract Owner's attained age is less than 81.

2) Reduced by the percentage of any Contract Value withdrawn, including any Contingent Deferred Sales Charge.

3)   Increased by any additional Purchase Payments.



B. The greatest Anniversary Value. The Anniversary Value is equal to the Contract Value on a Contract Anniversary, reduced by the percentage of any Contract Value withdrawn, including any Contingent Deferred Sales Charge, since that Contract Anniversary. Contract Anniversaries occurring on or after the Contract Owner's 81st birthday or date of death will not be taken into consideration in determining this benefit.



If Joint Owners are named, the Age of the oldest Contract Owner will be used to determine the GMDB. If a non-natural person owns the Contract, then Contract Owner shall mean Annuitant.

Any part of the death benefit amount that had been invested in the separate account remains in the separate account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the separate account will be subject to investment risk, which is borne by the Beneficiary.




                 Allianz Life Insurance Company of North America


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          Secretary                                 President